TRANSGLOBE ENERGY CORPORATION ANNOUNCES FOURTH QUARTER AND
YEAR END 2016 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, March 7, 2017 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces its financial and operating results for the three months and year ended December 31, 2016. All dollar values are expressed in United States dollars unless otherwise stated. TransGlobe's Audited Consolidated Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the years ended December 31, 2016 and 2015, are available on TransGlobe's website at www.trans-globe.com.

2016
●	Production averaged 12,105 barrels of oil equivalent per day (“Boepd”) in 2016;
●	Negative funds flow from operations of $8.4 million ($0.12/share diluted) based on average Brent oil pricing of $43.55 in 2016;
●	Net loss of $87.7 million ($1.21/share diluted), which includes a non-cash impairment loss of $33.4 million and a non-cash mark-to-market loss on the convertible debentures of $7.0 million;
●
Closed the acquisition of production and working interests in certain facilities in the Harmattan area of west central Alberta on December 20, 2016 for total consideration of C$80 million ($59.5 million);

●	Spent $26.7 million on exploration and development activities in Egypt;
●	Received military approval to access South Alamein in September 2016;
●	Achieved a year-end exit production rate of ~16,600 Boepd (13,800 Boepd in Egypt and 2,800 Boepd in Canada);
●	First production from the NW Gharib concession in Egypt in December 2016 (NWG 3 brought on production at a flowing rate of ~1,000 bopd);
●	Ended the year with total proved plus probable gross reserves of 50.0 MMboe, which represents a 74% increase from year-end 2015;
●
Reduced operating costs from $52.7 million in 2015 to $40.3 million in 2016. This translates into operating costs per produced boe of $9.87, which represents a 18% decrease from 2015 operating costs per barrel of $12.05;

●	Reduced gross G&A costs, excluding stock-based compensation, to $18.7 million in 2016 (2015 - $24.4 million), representing a 23% decrease from prior year;
●	Ended the year with $31.5 million in cash and cash equivalents and a working capital deficiency of $16.8 million (net of convertible debentures, which were current liabilities at year-end); and
●	Held 1,265,080 barrels of Egypt entitlement crude production in inventory at year-end 2016 (2015 - 923,106 barrels).
2017
●	January production of 16,817 Boepd; February production of 16,296 Boepd; estimated first quarter production of 16,500 Boepd;
●	NWG 38 placed on production at 750 Bopd;
●	Arta Red Bed infill development wells (Arta 73 and Arta 74) producing at a combined rate of 800 Bopd;
●	Received cargo lifting schedule for 2017, which includes liftings in the second, third and fourth quarters;
●	Egypt entitlement crude oil sales of 103,956 barrels in January and 107,927 barrels in February;
●	Entered into $75 million crude oil prepayment agreement. The proceeds of the prepayment agreement will be used to redeem the convertible debentures; and
●	Announced 2017 firm capital budget of $35.2 million plus contingent budget of $21.2 million, and annual production guidance of 15,500 to 18,500 boepd.

A conference call to discuss TransGlobe’s 2016 fourth quarter and year-end results presented in this news release will be held Wednesday, March 8, 2017 at 9:00 AM Mountain Time (11:00 AM Eastern Time) and is accessible to all interested parties by dialing 416-340-2216 or toll free at 866-223-7781. The webcast may be accessed at http://www.gowebcasting.com/8366.

TransGlobe Energy Corporation’s

Annual General Meeting of the Shareholders

Thursday, May 11, 2017 at 3:00 p.m. Mountain Time
Bow River Room located in the
Centennial Place West Conference Centre
3rd Floor, 250 5th Street S.W.
Calgary, Alberta, Canada

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended December 31			Year Ended December 31
Financial	2016	2015	% Change	2016	2015	% Change
Petroleum and natural gas sales	24,501	21,460	14	122,360	187,665	(35)
Petroleum and natural gas sales, net of royalties	5,217	3,979	31	63,134	92,212	(32)
Derivative gain (loss) on commodity contracts	—	—	—	(956)	(688)	(39)
Production and operating expense	5,617	6,663	(16)	40,323	52,696	(23)
Transportation expense	12	—	100	12	—	100
Selling costs	—	—	—	875	4,557	(81)
General and administrative expense	5,813	3,907	49	17,555	21,336	(18)
Depletion, depreciation and amortization expense	4,639	5,515	(16)	29,177	42,875	(32)
Income taxes	4,718	1,312	260	12,446	(10,558)	218
Cash flow from operating activities	6,355	6,414	(1)	(1,065)	77,526	(101)
Funds flow from operations*	(9,904)	(11,108)	11	(8,361)	(8,902)	6
Basic per share	(0.14)	(0.15)		(0.12)	(0.12)
Diluted per share	(0.14)	(0.15)		(0.12)	(0.12)
Net earnings	(33,997)	(35,255)	4	(87,665)	(105,600)	17
Net earnings - diluted	(38,641)	(35,255)	(10)	(87,665)	(105,600)	17
Basic per share	(0.47)	(0.49)		(1.21)	(1.44)
Diluted per share	(0.49)	(0.49)		(1.21)	(1.44)
Capital expenditures	8,864	4,877	82	26,658	44,902	(41)
Dividends paid	—	1,805	(100)	—	12,865	(100)
Dividends paid per share	—	0.025	(100)	—	0.175	(100)
Asset acquisitions	59,475	—	100	59,475	—	100
Working capital	(16,764)	153,835	(111)	(16,764)	153,835	(111)
Convertible debentures	72,655	63,848	14	72,655	63,848	14
Note payable	11,162	—	100	11,162	—	100
Common shares outstanding
Basic (weighted-average)	72,206	72,206	—	72,206	73,490	(2)
Diluted (weighted-average)	79,378	72,206	10	72,206	73,490	(2)
Total assets	406,142	455,500	(11)	406,142	455,500	(11)
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

Operating
Average production volumes (Boepd)	13,148	13,425	(2)	12,105	14,511	(17)
Average sales volumes (Boepd)	7,305	7,205	1	11,165	11,977	(7)
Crude oil inventory (Bbls)	1,265,080	923,106	37	1,265,080	923,106	37
Average sales price ($ per Boe)	36.45	32.37	13	29.94	42.93	(30)
Operating expense ($ per Boe)	8.36	10.05	(17)	9.87	12.05	(18)

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT
EASTERN DESERT
West Gharib, Arab Republic of Egypt (100% working interest, operated)
Production
Production from West Gharib averaged 6,601 Bopd to TransGlobe during the fourth quarter, which was consistent with production levels in the previous quarter.
Production averaged 6,886 Bopd during January and 6,460 Bopd during February. Production in February was lower due to natural declines and curtailed production associated with remedial work on water injection in the Hana West field which was restored in late February. Current production is approximately 6,600 Bopd with the addition of approximately 800 Bopd from two Arta development wells which were drilled over year end and completed during the first quarter.
Sales
TransGlobe did not sell West Gharib entitlement oil during the fourth quarter. All fourth quarter entitlement production was held as crude oil inventory at year-end 2016. The Government's share of fourth quarter production was delivered to EGPC and booked as royalties and taxes during the quarter.
As at December 31, 2016, the Company held 643,477 barrels of West Gharib entitlement oil as inventory.

Quarterly West Gharib Production (Bopd)
	2016
	Q-4	Q-3	Q-2	Q-1
Gross production rate	6,601	6,629	7,264	7,692
TransGlobe working interest	6,601	6,629	7,264	7,692
TransGlobe inventory held (lifted)	3,339	(1,819)	3,665	(3,837)
Total sales	3,262	8,448	3,599	11,529
Government share (royalties and tax)	3,262	3,277	3,599	3,817
TransGlobe sales (after royalties and tax) [1]	—	5,171	—	7,712
1. Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

West Bakr, Arab Republic of Egypt (100% working interest, operated)
Production
Production from West Bakr averaged 6,134 Bopd to TransGlobe during the fourth quarter, a 20% (1,030 Bopd) increase from the previous quarter. The increase was principally due to production additions resulting from the production recovery plan and South-K field development drilling.
Production averaged 6,217 Bopd during January and 5,970 Bopd during February. February production was lower due to natural declines and well service work. Current production is approximately 6,300 Bopd.
Sales
TransGlobe did not sell West Bakr entitlement oil during the fourth quarter. All fourth quarter entitlement production was held as crude oil inventory at year-end 2016. The Government's share of fourth quarter production was delivered to EGPC and booked as royalties and taxes during the quarter.
As at December 31, 2016, the Company held 621,603 barrels of West Bakr entitlement oil as inventory.

Quarterly West Bakr Production (Bopd)
	2016
	Q-4	Q-3	Q-2	Q-1
Gross production rate	6,134	5,104	4,208	4,366
TransGlobe working interest	6,134	5,104	4,208	4,366
TransGlobe inventory held (lifted)	2,484	2,067	(3,976)	1,768
Total sales	3,650	3,037	8,184	2,598
Government share (royalties and tax)	3,650	3,037	2,504	2,598
TransGlobe sales (after royalties and tax) [1]	—	—	5,680	—
1. Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

North West Gharib, South West Gharib and South East Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The NWG development plan for the NWG 3, NWG 16 and NWG 38 area was approved on December 10th. The Company completed the NWG 3 Early Production Facility ("EPF") in mid-December and brought production online in late December at a flowing rate of ~1,000 Bopd from the Red Bed formation. Based on internal estimates of subsequent flow and down hole build-up data (which measured a stabilized drawdown of 5.5% at the perforations while flowing 1,000 Bopd), it is expected that NWG 3 will be produced in the 1,500 to 2,000 Bopd range when equipped with a down hole pump later this year. The adjacent NWG 38 discovery well, which is pipeline connected to the EPF, was completed and placed on production in mid-January at an initial pumping rate of ~750 Bopd. NWG 38 is pipeline connected to the NWG 3 EPF where the oil is gathered and subsequently trucked to the Company's West Bakr oil terminal at K station. The Company's entitlement oil from NW Gharib is lifted and sold with the Company's West Gharib and West Bakr entitlement oil as part of the Ras Gharib blend.
Currently the Company has two drilling rigs active on NWG.
NWG 27-1A was drilled to a total depth of 4,825 feet and cased as a potential Red Bed (tight conglomerate) oil well.
The Company has received access approvals for an additional 28 well locations in the northern NWG area which could be drilled during 2017/18 depending on additional exploration/appraisal results. NWG 27-1A is the first of eight budgeted (2017 firm and contingent) Red Bed appraisal/development wells planned for the area in 2017. Following the NWG 27-1A well the rig is scheduled to return to exploration drilling, with three additional Red Bed exploration wells planned in the area to the east of NWG 27.
The NWG 28 exploration well targeting a Rudeis/Asl prospect in the southern portion of the NWG concession was drilled to a total depth of 7,600 feet and subsequently plugged and abandoned. The targeted Rudeis/Asl sands were wet, with no hydrocarbon shows. The drilling rig is currently being moved to NWG 40 to drill a Red Bed prospect approximately 3.8 kilometers north northwest of NWG 38 in the northern portion of the concession.
The Company relinquished the SE Gharib concession during the fourth quarter of 2016, and plans to relinquish the SW Gharib concession in May 2017 as no commercially viable quantities of oil have been discovered on either concession.
WESTERN DESERT
South Alamein, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
At South Alamein, the Company is finalizing an initial drilling plan targeting the Boraq area of the concession. The initial drilling campaign will consist of one well on the Boraq structural complex plus re-entering the Boraq 2 discovery well for additional testing. The Company completed mine/ordinance clearance and is finalizing contracts for the 2017 campaign. Successful appraisal wells could lead to filing a Boraq development plan as early as Q2/Q3-2017 with first production targeted to year-end 2017/early 2018. In parallel, the Company will evaluate the remaining exploration prospects on the concession, targeting an exploration drilling program commencing in late 2017 and extending into 2018. The South Alamein concession was acquired in July 2012 and contains the Boraq 2X discovery (see May 1, 2012 press release for more details) and several additional exploration targets. The Boraq 2X discovery tested approximately 1,600 Bopd from two zones. The primary Cretaceous zone tested at a rate of 800 to 1,323 Bopd of 34 API oil with no water and a 13% pressure drawdown during a 28 hour drill stem test (DST). A secondary Cretaceous zone tested at a rate of 274 Bopd of 32-35 API oil and 4% water during a 23 hour DST. Test rates are not necessarily indicative of long-term performance or ultimate recovery but it is anticipated that the well should be capable of producing approximately 1,600 Bopd.
South Ghazalat, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
At South Ghazalat, the initial three-year exploration period, which commenced on November 7, 2013, reached its primary term on November 7, 2016. Prior to expiry, the Company elected to enter the first two-year extension period (expiry November 7, 2018). The Company had met its financial commitment for the first phase ($8.0 million) and the first extension ($4.0 million), however the Company had not completed the first phase work program. Prior to entering the first extension the Company posted a $4.0 million performance bond with EGPC to carry forward two exploration commitment wells into the first extension period. The $4.0 million performance bond is supported by a production guarantee from the Company's producing concessions which will be released when the commitment wells have been drilled. In accordance with the concession agreement the Company relinquished 25% of the original exploration acreage prior to entering the first extension period. In addition, the first extension period has an additional financial commitment of $4.0 million, which has been met, and two additional exploration wells.
North West Sitra, Arab Republic of Egypt (100% working interest, operated)
At North West Sitra, seismic acquisition has commenced on a 600 km2 3-D seismic program. It is expected that field acquisition will be completed by the end of March 2017.
CANADA
On December 20, 2016, TransGlobe closed the acquisition of producing and development assets in the Harmattan area of west central Alberta. The acquisition provides the Company with ~2,800 boepd of production (~60% liquids weighted) and total Proved plus Probable reserves of 20.7 million boe.
The Company approved a $9.4 million (C$12.5 million) firm capital budget, plus a $6.8 million (C$9.0 million) contingent capital budget for Canada for 2017. The firm plus contingent program consists of eight horizontal (multi-stage frac) wells targeting the Cardium light oil resource at Harmattan and additional maintenance/development capital for potential workover/refracs.

SELECTED ANNUAL INFORMATION

($000s, except per share, price and volume amounts)	2016	% Change	2015	% Change	2014

Operations
Average production volumes
Crude oil (bbls/d)	12,033	(17)	14,511	(10)	16,103
NGLs and condensate (bbls/d)	34	100	—	—	—
Natural gas (mcf/d)	230	100	—	—	—
Total (boe/d)	12,105	(17)	14,511	(10)	16,103
Average sales volumes
Crude oil (bbls/d)	11,093	(7)	11,977	(26)	16,161
NGLs and condensate (bbls/d)	34	100	—	—	—
Natural gas (mcf/d)	230	100	—	—	—
Total (boe/d)	11,165	(7)	11,977	(26)	16,161
Average realized sales prices
Crude oil ($/Bbl)	30.05	(30)	42.93	(51)	86.99
NGLs and condensate ($/Bbl)	17.20	100	—	—	—
Natural gas ($/Mcf)	1.81	100	—	—	—
Total oil equivalent ($/boe)	29.94	(30)	42.93	(51)	86.99
Inventory (Bbl)	1,265,080	37	923,106	100	—
Petroleum and natural gas sales	122,360	(35)	187,665	(63)	513,153
Petroleum and natural gas sales, net of royalties	63,134	(32)	92,212	(66)	274,594
Cash flow from operating activities	(1,065)	(101)	77,526	(47)	146,977
Funds flow from operations[1]	(8,361)	6	(8,902)	(107)	120,489
- Basic per share	(0.12)		(0.12)		1.61
- Diluted per share[2]	(0.12)		(0.12)		1.46
Net earnings (loss)	(87,665)	17	(105,600)	(1,020)	11,482
Net earnings (loss) - diluted	(87,665)	17	(105,600)	(6,347)	(1,638)
- Basic per share	(1.21)		(1.44)		0.15
- Diluted per share	(1.21)		(1.44)		(0.02)
Dividends paid	—	(100)	12,865	(31)	18,752
Dividends paid per share	—	(100)	0.175	(30)	0.25
Total assets	406,142	(11)	455,500	(30)	654,058
Cash and cash equivalents	31,468	(75)	126,910	(10)	140,390
Convertible debentures	72,655	14	63,848	(8)	69,093
Note payable	11,162	100	—	—	—
Debt-to-funds flow ratio[3]	(10.0)		(7.2)		0.6
Reserves
Total Proved (MMBoe)[4]	29.9	71	17.5	(21)	22.1
Total Proved plus Probable (MMBoe)[4]	50.0	74	28.7	(14)	33.5
 [1]  Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

   [2]  Funds flow from operations per share (diluted) was not impacted by the convertible debentures for the years ended December 31, 2016 and December 31, 2015, as the convertible debentures were not dilutive in these years. Funds flow from operations per share (diluted) prior to the dilutive impact of the convertible debentures was $1.59 for the year ended December 31, 2014.

   [3]   Debt-to-funds flow ratio is a measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations for the trailing
       12 months, and may not be comparable to measures used by other companies.

      4  As determined by the Company's independent reserves evaluator, DeGolyer and MacNaughton Canada Limited ("DeGolyer") of Calgary, Alberta, in their reports dated January 18, 2017, January 15, 2016, and January 30, 2015 with effective dates of December 31, 2016, December 31, 2015, and December 31, 2014, respectively. The reports of DeGolyer have been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time and National Instrument 51-101.

[5]  The 2016 information includes the results of the operations of the Harmattan assets in Alberta, Canada from December 20, 2016 to December 31, 2016 (12 days). The Harmattan assets were acquired in a transaction that closed on December 20, 2016 (effective December 1, 2016).

In 2016 compared with 2015, TransGlobe:

•
Experienced a decrease in petroleum and natural gas sales primarily as a result of a 30% decrease in realized oil prices along with a 7% reduction in sales volumes compared to 2015. The Company's sales price is market driven, and Egypt crude oil is a high sulfur heavy oil which is priced at a discount to Dated Brent. Dated Brent averaged $43.55 per bbl in 2016, which was a reduction of $8.81 per bbl from prior year;

•
Reported a 17% decrease in production volumes as compared to 2015. In early 2016, the Company intentionally reduced development/operations investment as a result of low oil prices. Accordingly, production was in decline for the first half of the year. During the second quarter, the Company finalized a production recovery plan ("PRP") as oil prices were strengthening. The Company executed on the PRP, and achieved a year-end exit rate of 13,800 bopd in Egypt;

•
Reported a net loss of $87.7 million, which includes a $33.4 million non-cash impairment loss on the Company's exploration and evaluation assets. Impairment losses related to the SE Gharib and SW Gharib concessions amounted to $15.2 million and $16.4 million, respectively. The exploration and evaluation assets in these concessions were written down to zero as no commercially viable quantities of oil have been discovered on these lands. The Company also recognized a $7.0 million unrealized non-cash loss on the fair value of the convertible debenture in 2016;

•
Recorded negative funds flow from operations of $8.4 million, which was relatively consistent with prior year. The effect of a $19.1 million decrease in revenues net of royalties and current income taxes was offset by decreased operating expenses ($12.4 million), selling costs ($3.7 million) and cash general and administrative costs ($3.4 million);

•	Acquired producing oil and gas assets in Canada for total consideration of $59.5 million in a transaction that closed on December 20, 2016; and

•	Spent $26.7 million on capital programs, which was funded through the use of working capital.

OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties (Boepd)
Production Volumes

	2016	2015
Egypt crude oil (bbls/d)	12,015	14,466
Yemen crude oil (bbls/d)	—	45
Canada crude oil (bbls/d)	18	—
Canada NGLs (bbls/d)	34	—
Canada natural gas (mcf/d)	230	—
Total Company (boe/d)	12,105	14,511

Sales Volumes (excludes volumes held as inventory)

	2016	2015
Egypt crude oil (bbls/d)	11,075	11,935
Yemen crude oil (bbls/d)	—	42
Canada crude oil (bbls/d)	18	—
Canada NGLs (bbls/d)	34	—
Canada natural gas (mcf/d)	230	—
Total Company (boe/d)	11,165	11,977

Netback

Consolidated netback
	2016		2015
(000s, except per Boe amounts)[1]	$	$/Boe	$	$/Bbl
Petroleum and natural gas sales	122,360	29.94	187,665	42.93
Royalties and other	59,226	14.49	95,453	21.83
Current taxes	15,455	3.78	25,483	5.83
Operating expenses	40,323	9.87	52,696	12.05
Transportation	12	—	—	—
Selling costs	875	0.21	4,557	1.04
Netback	6,469	1.59	9,476	2.18
[1] The Company achieved the netbacks above on sold barrels of oil equivalent for the year ended December 31, 2016 and December 31, 2015 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at December 31, 2016).

Canada
	2016		2015
(000s, except per Boe amounts)[1]	$	$/Boe	$	$/Boe
Crude oil sales	266	40.38	—	—
Natural gas sales	152	10.83	—	—
NGL sales	214	17.20	—	—
Total sales	632	19.12
Royalties	132	3.99	—	—
Operating expenses	269	8.14	—	—
Transportation	12	0.36	—	—
Netback	219	6.63	—	—
The Canadian financial information presented in the table above represents 12 days of activity in Canada, following the closing of the Harmattan acquisition on December 20, 2016.

Egypt
	2016		2015
(000s, except per Bbl amounts)[1]	$	$/Bbl	$	$/Bbl
Oil sales	121,728	30.03	187,055	42.94
Royalties	59,094	14.58	95,330	21.88
Current taxes	15,455	3.81	25,284	5.80
Production and operating expenses	40,054	9.88	48,041	11.03
Selling costs	875	0.22	4,557	1.05
Netback	6,250	1.54	13,843	3.18
[1] The Company achieved the netbacks above on sold barrels of oil for the year ended December 31, 2016 and December 31, 2015 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at December 31, 2016).

The netback per Bbl in Egypt decreased 52% in 2016 compared with 2015. The decreased netbacks were principally the result of a 30% reduction in realized oil prices in 2016 compared to 2015, along with a build up of 0.3 million barrels of entitlement crude oil inventory in 2016.
Production and operating expenses decreased by $8.0 million in 2016 compared with 2015. This is principally the result of reduced activity levels combined with the Company's efforts to achieve cost efficiencies in a lower oil price environment. These cost savings have translated to a reduction of 10% on a per Bbl basis despite a 7% decrease in sales volumes in the current year. The most significant cost efficiencies were achieved in the areas of oil treating fees, fuel costs and well servicing. Selling costs were 79% lower on a per Bbl basis in 2016 as compared to 2015, creating a positive impact on current year netbacks. In 2015, one lifting was sold CIF (cost, insurance and freight) destination, resulting in significantly higher selling costs in the prior year. In 2016, all lifting were sold FOB shipping point, which results in significantly lower selling costs.
Royalties and taxes as a percentage of revenue were 61% in 2016 compared with 64% for 2015. Royalties and taxes are settled on a production basis, so the correlation of royalties and taxes to oil sales fluctuates depending on the timing of entitlement oil sales. In periods when the Company sells less than its entitlement production, royalties and taxes as a percentage of revenue will be higher than the terms of the PSCs dictate. In periods when the Company sells more than its entitlement production, royalties and taxes as a percentage of revenue will be lower than the terms of the PSCs dictate.
The average selling price for the year-ended December 31, 2016 was $30.03/Bbl, which was $13.52/Bbl lower than the average Dated Brent oil price of $43.55/Bbl for the year (December 31, 2015 - $52.36/Bbl). The difference is due to a gravity/quality adjustment and is also impacted by the timing of direct sales.
MANAGEMENT STRATEGY AND OUTLOOK
The 2017 outlook provides information as to management’s expectation for results of operations for 2017. Readers are cautioned that the 2017 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”.
2017 Outlook
It is expected that 2017 production will average between 15,500 and 18,500 boepd, representing a 30% to 55% increase over 2016 production.  The 2017 production outlook is provided as a range to reflect the firm and contingent budget that has been approved. The bottom end of the range is more reflective of the firm budget and the upper end of the range is more reflective of the contingent budget. Funds flow in any given period will be dependent upon the timing of crude oil tanker liftings in Egypt and the market price of the crude sold. Because these factors are difficult to accurately predict, the Company has not provided funds flow guidance for 2017. Funds flow and inventory levels in Egypt are expected to fluctuate significantly from quarter to quarter due to the timing of liftings.
2017 Capital Budget
The Company's 2017 capital program of $56.4 million (before capitalized G&A) includes $40.2 million for Egypt and $16.2 million (C$22.4 million) for Canada.

Egypt
The approved $25.8 million Egypt firm program has $14.4 million (56%) allocated to exploration and $11.4 million (44%) to development. The $14.4 million exploration program includes drilling up to six wells in the Eastern Desert, two Boraq wells (one new drill and one re-entry) at South Alamein and a large (600 km²) 3-D seismic acquisition program at NW Sitra in the Western Desert. The $11.4 million 2017 development program includes one development well in the West Bakr K-South field, and development/maintenance projects at West Gharib, West Bakr and NW Gharib.
The approved $14.4 million Egypt contingent program has $2.0 million (14%) allocated to exploration and $12.2 million (86%) allocated to development. The program includes nine additional wells (two exploration and seven development) focused primarily in NW Gharib to appraise/develop the NW Gharib discoveries and to increase West Bakr production. The $14.4 million budget is contingent upon timing of cargo/inventory sales, oil prices and drilling results in the first half of the year.
Canada
The approved $9.4 million (C$12.5 million) Canada firm program consists of four horizontal (multi-stage frac) wells targeting the Cardium light oil resource at Harmattan and additional maintenance/development capital for potential workover/refracs. The initial Cardium well program is designed to provide a current benchmark for well costs and improved frac design/performance in the Harmattan area (no drilling has been conducted on the acquired lands since 2013). Based on historical offset wells and third party engineering estimates, it is expected that the horizontal wells will cost approximately $2.0 million (C$2.7 million) per well targeting a one mile lateral with approximately 600 tonnes of sand (30 stages) per well. It is expected that drilling will commence in the third quarter with all wells completed and on production prior to year-end to provide updated information for 2017 year-end reserves.
The approved $6.8 million (C$9.0 million) Canada contingent program consists of an additional four horizontal wells in the Harmattan area, to accelerate production growth in the Canadian operations. The $6.8 million budget is contingent on results of the initial drilling program and commodity prices.
The 2017 capital program is summarized in the following table:

	TransGlobe 2017 Firm & Contingent Capital ($MM)							Gross Well Count
	Development			Exploration			Total	(Wells)
Concession	Wells	Maint	Projects	Wells	Bonus	Seismic		Devel	Explor	Total
West Gharib	2.4	1.3	2.6	—	—	—	6.3	—	—	—
West Bakr	6.7	1.0	2.1	—	—	—	9.8	2	—	2
NW Gharib	7.6	—	—	6.9	0.1	—	14.6	6	8	14
SW Gharib	—	—	—	1.2	0.2	—	1.4	—	1	1
South Alamein	—	—	—	3.1	0.6	—	3.7	—	1	1
South Ghazalat	—	—	—	—	0.2	—	0.2	—	—	—
NW Sitra	—	—	—	—	0.2	4.0	4.2	—	—	—
Egypt	$16.7	$2.3	$4.7	$11.2	$1.3	$4.0	$40.2	8	10	18
Canada	$14.7	$1.5	—	—	—	—	$16.2	8	—	8
2016 Total	$31.4	$3.8	$4.7	$11.2	$1.3	$4.0	$56.4	16	10	26
Splits (%)	70%			30%			100%	62%	38%	100%
READER ADVISORIES
Forward-Looking Statements
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's appraisal, development and evaluation plans and the focus of the Company's exploration and development budget. In addition, information and statements relating to “resources” are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.
For further information, please contact:

Investor Relations
Steve Langmaid
Telephone: (403) 444-4787
Email: investor.relations@trans-globe.com
Web site: www.trans-globe.com